UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Oromin Explorations Ltd.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

687082

(CUSIP Number of Class of Securities)

David Savarie

Vice President, General Counsel and Corporate Secretary

Teranga Gold Corporation

121 King Street

Suite 2600

Toronto, Ontario, M5H 3T9

Canada

(416) 607-4475

with a copy to:

Mark L. Mandel, Esq.

Milbank, Tweed, Hadley & McCloy LLP

1 Chase Manhattan Plaza

New York, NY 10005

(212) 530-5026

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 2, 2013

(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 687082

(1)	NAMES OF REPORTING PERSONS Teranga Gold Corporation
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 18,699,500
	(8)	SHARED VOTING POWER None
	(9)	SOLE DISPOSITIVE POWER 18,699,500
	(10)	SHARED DISPOSITIVE POWER None
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,699,500
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒[1]
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.69%[2]
(14)	TYPE OF REPORTING PERSON CO

[1]

This filing does not reflect any Common Shares (as defined herein) that may be deemed to be beneficially owned by the Shareholder (as defined herein), and the Reporting Person disclaims being a member of a group with the Shareholder and disclaims beneficial ownership of the Common Shares beneficially owned by the Shareholder.

[2]	Based on Form 6-K filed on March 6, 2013 by the Issuer, as of November 30, 2013, there were 136,563,218 Common Shares outstanding.

i

This Amendment No. 1 (this “Amendment”) amends the Schedule 13D filed by Teranga Gold Corporation, a corporation incorporated under the laws of Canada (the “Reporting Person”), with the Securities and Exchange Commission (the “SEC”) on December 8, 2010 (as so amended, the “Schedule 13D”), and is being filed by the Reporting Person with respect to the common shares (the “Common Shares”) of Oromin Explorations Ltd., a corporation incorporated under the laws of the Province of British Columbia, Canada (the “Issuer”). Capitalized terms used herein and not defined shall have the meaning attributed to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is supplemented as follows:

On June 3, 2013, the Reporting Person issued a press release announcing its intent to make an offer to acquire all of the outstanding Common Shares that it does not already own (as currently intended, the “Offer”). The proposed Offer would constitute 80,000,000 common shares of the Reporting Person (“Teranga Shares”) being offered to Issuer shareholders, including the Reporting Person’s interest in the Issuer. Pursuant to the proposed Offer, Issuer shareholders would receive 0.582 of a Teranga Share for each Common Share held. In addition to customary conditions, the press release stated that the proposed Offer is expected to be conditional upon not less than 66 2/3% of the Common Shares (including Common Shares owned by the Reporting Person as if they were deposited) and a majority of the minority (excluding the Common Shares owned by the Reporting Person), being validly deposited under the proposed Offer and not withdrawn, approval of the shareholders of the Reporting Person for the Teranga Shares to be issued under the proposed Offer, obtaining all required governmental, stock exchange, and regulatory approvals, no material adverse change occurring in the Issuer, and the Shareholders Agreement for the Oromin Joint Venture Group Ltd. (“OJVG”) being in the form filed as at the date hereof with the Canadian securities regulatory authorities on Sedar. The press release also indicated that if sufficient Common Shares are validly deposited under the proposed Offer and not withdrawn, the Reporting Person intends, but is not required, to take the appropriate steps either by way of compulsory acquisition or subsequent acquisition transaction to acquire the remaining outstanding Common Shares.

In connection with the proposed Offer, the Reporting Person and IAMGOLD Corporation (the “Shareholder”) entered into a lock-up agreement, dated as of June 2, 2013 (the “Lock-up Agreement”), pursuant to which the Shareholder has agreed to tender its 16,088,636 Common Shares, representing approximately 11.7% of the outstanding Common Shares, to the proposed Offer. The Common Shares subject to the Lock-up Agreement combined with the Common Shares already owned by the Reporting Person represent approximately 25.3% of the outstanding Common Shares. The Lock-up Agreement may be terminated by the Shareholder to support a superior proposal if and only if a bona fide offer is made by a third party for all of the Common Shares (an “Alternative Proposal”), the board of directors of the Issuer have determined and publicly announce that such Alternative Proposal is a superior proposal to the proposed Offer, and the Reporting Person has not increased its Offer to provide for at least equivalent consideration in value to the Alternative Proposal within 5 business days.

The foregoing summaries of the press release and the Lock-up Agreement do not purport to be complete and are qualified in their entirety by reference to Exhibit 99.1 and Exhibit 99.2, respectively, each of which are incorporated herein by reference.

As previously disclosed in the Schedule 13D, the Reporting Person has held its Common Shares for investment purposes with the intention of evaluating its investment in the Issuer on a continuing basis, including, reserving its rights to, from time to time, increase or decrease its holdings of the Issuer’s securities, depending on market conditions and other relevant factors. In this regard and as disclosed in the press release, the following discussions, which were exploratory in nature, previously occurred:

•

The Issuer owns a 43.5% interest in the OJVG which owns a mining license adjacent to the Reporting Person’s operating Sabodala gold mine. Bendon International Ltd (“Bendon”) and Badr Investment & Finance Company (“Badr”) own the remaining 43.5% and 13% of the OJVG, respectively. The OJVG property is located directly adjacent to the Sabodala mine license with current Proven and Probable Reserves of 2.34 million ounces (28 MT grading 2.59 g/t Au) as set out in the OJVG 43–101 Report (as defined in the press release).

•

The Reporting Person was in the advanced stages of negotiation with the Issuer, Bendon and Badr to purchase the OJVG in December 2011, subject to the waiver of the Republic of Senegal’s option to acquire 25% of the Senegalese subsidiary holding the mining concession of OJVG; however, such waiver could not be obtained at that time.

•

Following the signing of an agreement in principle with the Republic of Senegal on April 2, 2013, the Reporting Person approached the OJVG shareholders, and on May 17, 2013, the Reporting Person made an offer to the OJVG for similar share consideration as in the original offer which was agreed to in December 2011. Bendon rejected the offer as it did not satisfy their requirements for cash consideration.

•

On May 24, 2013, the Reporting Person provided the Issuer with an offer to purchase all of the outstanding Common Shares for the same consideration as under the proposed Offer, subject to conditions similar to those described herein and in the press release, as well as confirmatory due diligence. The Issuer declined to grant the Reporting Person due diligence access on terms acceptable to the Reporting Person or to engage with the Reporting Person in respect of such offer, which expired on May 31, 2013. Now that its intention to make the proposed Offer has been announced, the Reporting Person intends to approach the Issuer to see whether a negotiated transaction among the parties can be achieved.

Except as otherwise set forth in this Item 4, the Reporting Person currently has no plans or proposals of the type that would be required to be disclosed pursuant to this Item 4, although the Reporting Person may from time to time consider pursuing or proposing any or all of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) The information set forth on the cover page of this Schedule 13D is incorporated herein by reference.

In addition, as described in Item 4 of this Schedule 13D, the Reporting Person and the Shareholder entered into the Lock-up Agreement pursuant to which the Shareholder has agreed to tender its 16,088,636 Common Shares, representing approximately 11.7% of the outstanding Common Shares, in the proposed Offer. Notwithstanding the foregoing, the Reporting Person disclaims being a member of a group with the Shareholder and also disclaims beneficial ownership of the Common Shares beneficially owned by the Shareholder.

(c) – (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise described in Item 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Accordingly, the information disclosed in Item 4 above is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description

99.1	Press release, dated June 3, 2103.

99.2	Lock-up Agreement, dated June 2, 2013, between the Reporting Person and the Shareholder.

Additional Information

Full details of the proposed Offer are expected to be set out in the formal offer and take-over bid circular, which is expected to be mailed to Issuer shareholders by mid June 2013 and filed with applicable securities regulators, a copy of which is expected to be available at www.sedar.com. The Reporting Person expects to make a formal request for the list of Issuer shareholders from the Issuer and expects to mail the offer and circular to Issuer shareholders as soon as reasonably practicable following the receipt of such shareholder list.

This Amendment and the Exhibits hereto do not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any securities of the Reporting Person or the Issuer (including in any state where the proposed Offer is not permitted). The proposed Offer may only be made pursuant to a formal offer and take-over bid circular filed with the securities regulatory authorities in Canada and pursuant to registration or qualification under the securities laws of any other such jurisdiction. Accordingly, the Reporting Person may not complete the proposed Offer and issue any securities until, among other things, the registration statement filed with the SEC is effective.

In connection with the proposed transaction, the Reporting Person also intends to file relevant materials with the SEC, including one or more registration statements that contain a prospectus. U.S. investors and U.S. security holders are urged to read these documents (if and when they become available) and any other relevant documents filed by the Reporting Person with the SEC, as well as any amendments or supplements to these documents because they will contain important information. U.S. investors and U.S. security holders may obtain these documents free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed with the SEC by the Reporting Person can be obtained free of charge by directing such request to the Reporting Person’s Information Agent, or at the Reporting Person’s website at www.terangagold.com. Such documents are not currently available. U.S. investors and U.S. security holders are urged to read the prospectus and the other relevant materials when they become available before making any investment decision with respect to the proposed transaction.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL REPORTING STANDARDS

The Reporting Person prepares its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Terms relating to mineral resources and mineral reserves in this Amendment and the press release are defined in accordance with NI 43–101. The SEC permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. The Reporting Person uses certain terms, such as, “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves”, that the SEC does not recognize.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated: June 3, 2013

TERANGA GOLD CORPORATION

By:	/s/ David Savarie
Name:	David Savarie
Title:	Vice President, General Counsel and Corporate Secretary

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS

OF THE REPORTING PERSON

The business address of the respective directors and executive officers of the Reporting Person set forth below is 121 King Street, Suite 2600, Toronto, Ontario, M5H 3T9, Canada.

To the knowledge of the Reporting Person, none of its directors or executive officers is subject to any criminal or civil proceedings of the type described in Item 2(d) or (e) of the Schedule 13D. Each of the respective directors and executive officers of the Reporting Person is a citizen of Canada.

Name	Office Held at Reporting Person	Common Shares Beneficially Owned

Alan R. Hill	Executive Chairman	Nil

Christopher R. Lattanzi	Director	Nil

Oliver Lennox-King	Director	Nil

Alan R. Thomas	Director	Nil

Frank Wheatley	Director	Nil

Jeff Williams	Director	Nil

Richard S. Young	President and Chief Financial Officer	Nil

Navin Dyal	Vice President and Chief Financial Officer	Nil

Kathy Sipos	Vice President, Investor and Stakeholder Relations	Nil

David Savarie	Vice President, General Counsel and Corporate Secretary	Nil

Paul Chawrun	Vice President, Technical Services	Nil

Mark English	Vice President, Sabodala Operations	Nil

Macoumba Diop	General Manager and Government Relations Manager	Nil